June 22, 2010

Dorine H. Miller

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: Rodon, Inc.

Amendment No.2 to Registration Statement on Form S-1

Filed June 11, 2010

File No. 333-164454

Dear Ms. Miller:

This letter shall serve as the request of Rodon Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, June 25, 2010, 11:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * Should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Rodon, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filling.

     * The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

/S/ Yun Bo Wang_____

Yun Bo Wang, President